UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  )*

Farfetch Limited
(Name of Issuer)

Class A ordinary shares
(Title of Class of Securities)

30744W107
(CUSIP Number)

December 31, 2019
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [x]        Rule 13d-1(b)

 [  ]        Rule 13d-1(c)

 [  ]        Rule 13d-1(d)

*           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.  Beneficial ownership information contained herein is given as of the date listed above.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. TYBOURNE CAPITAL MANAGEMENT (HK) LIMITED
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 18,071,377 shares
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 18,071,377 shares
9	Aggregate Amount Beneficially Owned by Each Reporting Person 18,071,377 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 7.0%
12	Type of Reporting Person (See Instructions) FI

1	Names of Reporting Persons. TYBOURNE CAPITAL MANAGEMENT LIMITED
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 18,071,377 shares
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 18,071,377 shares
9	Aggregate Amount Beneficially Owned by Each Reporting Person 18,071,377 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 7.0%
12	Type of Reporting Person (See Instructions) HC

1	Names of Reporting Persons. TYBOURNE KESARI LIMITED
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 18,071,377 shares
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 18,071,377 shares
9	Aggregate Amount Beneficially Owned by Each Reporting Person 18,071,377 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 7.0%
12	Type of Reporting Person (See Instructions) HC

1	Names of Reporting Persons. VISWANATHAN KRISHNAN
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 18,071,377 shares
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 18,071,377 shares
9	Aggregate Amount Beneficially Owned by Each Reporting Person 18,071,377 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 7.0%
12	Type of Reporting Person (See Instructions) IN, HC

SCHEDULE 13G

Item 1

(a)	Name of Issuer

Farfetch Limited (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices

The Bower, 211 Old Street, London EC1V 9NR, United Kingdom

Item 2

(a)	Name of Person Filing

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i) Tybourne Capital Management (HK) Limited (“Tybourne HK”);
ii) Tybourne Capital Management Limited (“Tybourne Cayman”);
iii) Tybourne Kesari Limited (“Tybourne Kesari”); and
iv) Viswanathan Krishnan (“Mr. Krishnan”)

This statement relates to securities held for the accounts of private investment funds for which Tybourne HK serves as the investment advisor.  Tybourne Cayman serves as the manager to Tybourne Master Fund and the parent of Tybourne HK.  Tybourne Kesari is the parent of Tybourne Cayman.  Mr. Krishnan is the principal and sole shareholder of Tybourne Kesari.  In such capacities, Tybourne HK, Tybourne Cayman, Tybourne Kesari and Mr. Krishnan may be deemed to have voting and dispositive power over securities held for the private investment funds.  Each of the Reporting Persons disclaims beneficial ownership of such securities, except to the extent of its or his pecuniary interest therein.

(b)	Address of Principal Business Office or, if none, Residence

The address of the principal business office of each Tybourne HK and Mr. Krishnan is 30/F, AIA Central, 1 Connaught Road Central, Hong Kong, K3.  The address of the registered office of each Tybourne Cayman and Tybourne Kesari is 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands.

(c)	Citizenship

i) Tybourne HK is a company incorporated in Hong Kong with limited liability;

ii) Tybourne Cayman is a company incorporated in the Cayman Islands with limited liability;

iii) Tybourne Kesari is organized in the Cayman Islands; and

iv) Mr. Krishnan is a citizen of the United Kingdom.

(d)	Title of Class of Securities

Class A ordinary shares (“the Shares”)

(e)	CUSIP Number

30744W107

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act;
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[X]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[X]	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4	Ownership

Item 4(a)	Amount Beneficially Owned

Each of the Reporting Persons may be deemed the beneficial owner of 18,071,377 Shares.  All Shares are held for the account of private investment funds for which Tybourne HK serves as the investment advisor.

Item 4(b)	Percent of Class

Each of the Reporting Persons may be deemed the beneficial owner of approximately 7.0% of the Shares outstanding.  There were 256,998,920 Shares outstanding according to the Issuer’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 1, 2019.

Item 4(c)	Number of shares as to which each such person has voting and dispositive power:
(i)	sole power to vote or to direct the vote
0 shares
(ii)	shared power to vote or to direct the vote
18,071,377 shares

(iii)	sole power to dispose or to direct the disposition of
0 shares
(iv)	shared power to dispose or to direct the disposition of
18,071,377 shares

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [  ].

Item 6	Ownership of More than Five Percent on Behalf of Another Person

See disclosure in Item 2 and 4 hereof.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

See disclosure in Item 2 hereof.

Item 8	Identification and Classification of Members of the Group

This Item 8 is not applicable.

Item 9	Notice of Dissolution of Group

This Item 9 is not applicable.

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit

99.1	Joint Filing Agreement, executed by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 14 February 2020

TYBOURNE CAPITAL MANAGEMENT (HK) LIMITED
By: /s/ Catherine Cheung
Catherine Cheung, Chief Operating Officer

TYBOURNE CAPITAL MANAGEMENT LIMITED
By: Tybourne Kesari Limited, its Parent
By: /s/ Viswanathan Krishnan
Viswanathan Krishnan, Principal

TYBOURNE KESARI LIMITED
By: /s/ Viswanathan Krishnan
Viswanathan Krishnan, Principal

VISWANATHAN KRISHNAN
By: /s/ Viswanathan Krishnan
Viswanathan Krishnan, Individually